UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

• REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

• REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

• REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

• REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

• REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

• REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

• REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

• REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

• REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

• REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

• REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017; and

• REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017.

Item 1 – Information Contained in this Form 6-K Report

GCI Acquisition

Entry into a Definitive Agreement and Plan of Merger

On March 13, 2018, Seaspan Corporation, a Marshall Islands corporation (the “Company”), entered into an agreement and plan of merger (the “Merger Agreement”) with Seaspan Investments III LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub”), Greater China Intermodal Investments LLC, a Marshall Islands limited liability company, an affiliate of The Carlyle Group (“GCI”), and Greater China Industrial Investments LLC, a Marshall Islands limited liability company, in its capacity as the holder representative thereunder (“GC Industrial”), pursuant to which Merger Sub merged with and into GCI, with GCI as the surviving company (the “Merger”) at the effective time of the Merger (the “Effective Time”) on March 13, 2018. As a result of the Merger, the Company has acquired the issued and outstanding equity interests of GCI it did not previously own from GC Industrial, Tiger Management Limited, a Cayman Islands limited liability company, an entity owned and controlled by Graham Porter, our former director (“Tiger”) and Blue Water Commerce, LLC, an affiliate of our largest beneficial shareholder, Dennis R. Washington (“Blue Water”, together with GCI Industrial and Tiger, the “Selling Members”). GCI is now a wholly owned subsidiary of the Company.

At the Effective Time, the equity interests of the Company held by each Selling Member were converted into the right to receive such Selling Member’s pro rata share of $331,971,871 in cash (the “Cash Consideration”) and $51,580,427 in newly issued 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share (the “Preferred Shares”), of the Company (the “Preferred Share Consideration”) with an issuance price of $24.84375 per Preferred Share, subject to customary post-closing working capital and other purchase price adjustments as described in the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. Subject to certain exceptions and limitations, the Selling Members are obligated to indemnify the Company, its affiliates and certain other related parties for breaches of representations, warranties and covenants of GCI set forth in the Merger Agreement and of the Selling Members set forth in the Member Acknowledgments described below, which indemnification obligations are to be satisfied solely by certain escrowed funds described below.

The Merger Agreement is filed as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference. The description of the Merger Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Merger Agreement.

The Company issued a press release announcing the Merger on March 14, 2018, a copy of which is attached to this Form 6-K as Exhibit 99.1.

Registration Rights Agreement

The Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) at the closing of the Merger (the “Closing”) with the Selling Members pursuant to which the Company agreed to prepare and file a registration statement on Form F-3 with respect to the Preferred Share Consideration (the “Registrable Shares”) with the SEC within thirty (30) business days of the Closing. The Selling Members (and their transferees) have the right to request that the Company make up to four (4) shelf takedowns of Registrable Shares included in a shelf registration. Under the Registration Rights Agreement, if the Company is not eligible to file a registration statement on Form F-3, then the Selling Members (and their transferees) representing a majority of the Registrable Shares then held by all of them have the right to make no more than two (2) demands for registrations of the Registrable Shares to be filed on Form F-1.

The Registration Rights Agreement is filed as Exhibit 4.2 to this Report on Form 6-K and is incorporated herein by reference. The description of the Registration Rights Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Registration Rights Agreement.

Put Right Agreements

The Company entered into a Put Right Agreement at the Closing with each Selling Member (collectively, the “Put Right Agreements”) pursuant to which the Company has given each Selling Member the option to have the Company repurchase its Preferred Share Consideration at $24.84 per share (as adjusted for any stock split, stock dividend, combination or other recapitalization or reclassification of the Preferred Shares thereafter) during the 30-day period beginning on September 13, 2019.

The Put Right Agreements are filed as Exhibits 4.3.1, 4.3.2 and 4.3.3 to this Report on Form 6-K and is incorporated herein by reference. The description of the Put Right Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Put Right Agreement.

Member Acknowledgments

The Company entered into a Member Acknowledgment agreement at the Closing with each Selling Member (collectively, the “Member Acknowledgments”) pursuant to which each Selling Member has provided customary representations and warranties, including regarding its ownership of the equity interests in GCI, and has agreed to be bound by the Escrow Agreement and certain provisions of the Merger Agreement, including the indemnification provisions described above. Each Selling Member has further provided a customary release claims against of the Company, GCI and their subsidiaries and certain other related persons.

The Member Acknowledgments are filed as Exhibits 4.4.1, 4.4.2 and 4.4.3 to this Report on Form 6-K and each is incorporated herein by reference. The description of each Member Acknowledgment in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the applicable Member Acknowledgment.

Escrow Agreement

The Company entered into a customary escrow agreement at the Closing (the “Escrow Agreement”) pursuant to which the Company deposited $10 million of the Cash Consideration for purposes of satisfying any indemnification obligations of the Selling Members to the Company pursuant to the Merger Agreement and $5 million of the Cash Consideration for purposes of satisfying any payment obligations the Selling Members may have in connection with the post-closing working capital and other purchase price adjustments under the Merger Agreement as described above.

The Escrow Agreement is filed as Exhibit 4.5 to this Report on Form 6-K and is incorporated herein by reference. The description of the Escrow Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Escrow Agreement.

Blue Water Investment

Immediately after the Closing, Blue Water invested its pro rata share of the Cash Consideration and the Preferred Share Consideration by purchasing, through its affiliate, Deep Water Holdings, LLC (“Deep Water”), 2,514,996 Common Shares (the “Deep Water Shares”) at a per share purchase price of $6.30 based on the 20 day volume weighted average price of the Common Shares as of March 12, 2018 pursuant to a Subscription Agreement (the “Deep Water Subscription Agreement”), dated March 13, 2018 (the “Blue Water Investment”), described below. In connection with the Blue Water Investment, the Company and Deep Water entered into a Registration Rights Agreement dated March 13, 2018 (the “Deep Water Registration Rights Agreement”), described below.

Deep Water Subscription Agreement

On March 13, 2018, the Company, Deep Water and Blue Water entered into the Deep Water Subscription Agreement pursuant to which Deep Water acquired the Deep Water Shares and provided customary representations and warranties.

The Deep Water Subscription Agreement is filed as Exhibit 4.6 to this Report on Form 6-K and is incorporated herein by reference. The description of the Deep Water Subscription Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Deep Water Subscription Agreement.

Deep Water Registration Rights Agreement

On March 13, 2018, the Company and Deep Water entered into the Deep Water Registration Rights Agreement pursuant to which the Company agreed to register the Deep Water Shares (the “DW Registrable Securities”) as promptly as reasonably practicable upon receipt of a demand by a holder of Deep Water Shares of an aggregate value of at least $1,000,000. If any such holder so elects, an offering of the Deep Water Shares made pursuant to a demand registration shall be in the form of an underwritten offering. Under the Deep Water Registration Rights Agreement, the Company shall not be required to effect more than two (2) demand registrations. The Deep Water Registration Rights Agreement terminates as to any holder of DW Registrable Securities when such holder no longer holds any DW Registrable Securities.

The Deep Water Registration Rights Agreement is filed as Exhibit 4.7 to this Report on Form 6-K and is incorporated herein by reference. The description of the Deep Water Registration Rights Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Deep Water Registration Rights Agreement.

Fairfax Investment

On March 13, 2018, the Company and Fairfax Financial Holdings Limited, through certain of its affiliates (such affiliates being referred to as the “Fairfax Investors”) entered into a subscription agreement (the “Subscription Agreement”) pursuant to which the Company agreed to sell, and the Fairfax Investors agreed to purchase, $250 million aggregate principal amount of 5.50% interest bearing debentures (the “Debentures”) and warrants (the “Warrants”) to purchase 38,461,539 Class A common shares of the Company, par value of $0.01 per share (the “Common Shares”), for an aggregate purchase price of $250 million (the “Fairfax Investment”). The Fairfax Investment follows the Fairfax Investors’ prior investment in February 2018 and is expected to close in January 2019.

The Company issued a press release announcing the Fairfax Investment on March 14, 2018, a copy of which is attached to this Form 6-K as Exhibit 99.1.

Cautionary Note Regarding Forward-Looking Statements

This report contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports and filings with the Securities and Exchange Commission, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2017. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Exhibit Index

Exhibit No.	Description

4.1	Agreement and plan of merger, dated as of March 13, 2018, by and among Seaspan Corporation, Seaspan Investments III LLC, Greater China Intermodal Investments LLC and Greater China Industrial Investments LLC.

4.2	Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation, Greater China Industrial Investments LLC, Tiger Management Limited and Blue Water Commerce, LLC.

4.3.1	Put Right Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Blue Water Commerce, LLC.

4.3.2	Put Right Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Greater China Industrial Investments LLC.

4.3.3	Put Right Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Tiger Management Limited.

4.4.1	Member Acknowledgement, dated as of March 13, 2018, by and among Seaspan Corporation, Blue Water Commerce, LLC, Greater China Intermodal Investments LLC and Greater China Industrial Investments LLC.

4.4.2	Member Acknowledgement, dated as of March 13, 2018, by and among Seaspan Corporation, Tiger Management Limited, Greater China Intermodal Investments LLC and Greater China Industrial Investments LLC.

4.4.3	Member Acknowledgement, dated as of March 13, 2018, by and among Seaspan Corporation, Greater China Intermodal Investments LLC and Greater China Industrial Investments LLC.

4.5	Escrow Agreement, dated as of March 13, 2018, by and among Seaspan Corporation, Greater China Industrial Investments LLC and Wilmington Trust, N.A.

4.6	Subscription Agreement, dated as of March 13, 2018, by and among Seaspan Corporation, Blue Water Commerce, LLC and Deep Water Holdings, LLC.

4.7	Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Deep Water Holdings, LLC.

99.1	Press Release dated March 14, 2018 and titled “Seaspan Acquires Greater China Intermodal Investments LLC.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: March 14, 2018	By:	/s/ Bing Chen
Name: Bing Chen Title: President and Chief Executive Officer